QuickLinks -- Click here to rapidly navigate through this document

Exhibit 3

Durban Roodepoort Deep, Limited
(Incorporated in the Republic of South Africa)
(Registration number 1895/000926/06)
(Share code: DUR)
(ISIN: ZAE 000015079)
(ARBN number 086 277 616)
(NASDAQ Trading Symbol: DROOY)
("DRD" or "the company")

OPTION AGREEMENT

1.
INTRODUCTION

  DRD has entered into an agreement with Investec Group ("Investec") which grants Investec an option to acquire 18 million new, fully paid up DRD ordinary shares ("the option").

2.
TRANSACTION DESCRIPTION

  The option is an American style call option with a strike price in US Dollars equal to 95% of the trade-weighted average price of DRD American Depository Receipts ("ADRs") trading on NASDAQ for the 30 days prior to exercise date. The option carries an expiration date of 3 October 2003.

3.
RATIONALE FOR THE TRANSACTION

  On the assumption that the option is exercised, DRD will apply the proceeds arising from the exercise of the option towards its general corporate funding requirements.

4.
PRO FORMA FINANCIAL EFFECTS

  To assist shareholders to assess the impact of the new issue of shares in the event of exercise of the option, set out below is the pro forma effects on earnings, headline earnings, net asset value and tangible net asset value per DRD ordinary share. The material assumptions are set out following the table. The pro forma does not constitute a representation of the future financial position of DRD should the option be exercised.

	Before the exercise of the option (cents)	After the exercise of the option (cents)	Change (%)
Earnings per share	201.5	198.3	-2
Headline earnings per share	199.0	196.1	-1
Net asset value per share	251.0	397.8	58
Tangible net asset value per share	251.0	397.8	58

Notes:

1.1.
The earnings and headline earnings per share in the "Before the exercise of the option" column of the table are based on the reviewed income statement of DRD for the financial year ended 30 June 2003.

2.2.
The earnings and headline earnings per share in the "After the exercise of the option" column of the table are based on 202 091 466 shares in issue, being the weighted average number of shares in issue for the year, and the assumptions that

•
the option was exercised on 1 July 2002;

•
the 30-day trade-weighted average price of DRD ADRs on NASDAQ at that date equated to R20 per DRD ADR; and

  •
  the cash raised on issue of DRD shares pursuant to the exercise of the option earned interest at a rate of 12.5%, which interest attracted South African normal tax at a rate of 30%.

3.
The net asset value per share and tangible net asset value per share in the "Before the exercise of the option" column of the table are based on the reviewed balance sheet of DRD at 30 June 2003.

4.
The net asset value per share and tangible net asset value per share in the "After the exercise of the option" column of the table are based on 202 222 073 shares in issue and the assumptions that:

•
the option was exercised on 30 June 2003; and

•
the 30-day trade-weighted average price of DRD ADRs on NASDAQ at that date equated to R20 per DRD ADR.

5.
NO APPROVALS REQUIRED FOR THE TRANSACTION

        The entry by DRD into the option agreement and any exercise of the option will not require shareholder approval.

Johannesburg
25 August 2003

Financial adviser
Questco Investments (Proprietary) Limited
(Registration number 2002/005616/07)

Sponsor
Standard Corporate and Merchant Bank
(A division of The Standard Bank of South Africa Limited)
(Registration number 1962/000738/06)

QuickLinks

  Exhibit 3